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                                                                   EXHIBIT 99.2


                                 PROMISSORY NOTE




$1,000,000                                                     October 29, 1999
 ---------



        FOR VALUE RECEIVED, the undersigned hereby unconditionally promises to pay to the order of Richard D. Propper, an individual ("Propper"), at 2890 Moon Ridge Drive, La Jolla, CA 92037, or at such other place as the holder hereof may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal sum of One Million Dollars ($1,000,000) together with interest accrued from the date hereof on the unpaid principal at the rate of 8.75% per annum, or the maximum rate permissible by law (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less, as follows:

               PRINCIPAL AND INTEREST REPAYMENT. The outstanding principal amount hereunder plus all accrued unpaid interest shall be due and payable in full on April 15, 2000.

provided, however, that in the event that Propper's association with the undersigned is terminated for any reason prior to payment in full of this Note, this Note shall be accelerated and all remaining unpaid principal and interest shall become due and payable immediately after such termination.

        If the undersigned fails to pay any of the principal and accrued interest when due, Propper, at his sole option, shall have the right to accelerate this Note, in which event the entire principal balance and all accrued interest shall become immediately due and payable, and immediately collectible by Propper pursuant to applicable law.

        This Note may be prepaid at any time without penalty. All money paid toward the satisfaction of this Note shall be applied first to the payment of interest as required hereunder and then to the retirement of the principal.

        The full amount of this Note is secured by a pledge of shares of Common Stock of Covalent Group, Inc. held by the undersigned pursuant to the Option Agreement dated November 1, 1999 by and between the undersigned and Bruce LaMont.

        The undersigned hereby represents and agrees that the amounts due under this Note are not consumer debt, and are not incurred primarily for personal, family or household purposes, but are for business and commercial purposes only.


        The undersigned hereby waives presentment, protest and notice of protest, demand for payment, notice of dishonor and all other notices or demands in connection with the delivery,

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acceptance, performance, default or endorsement of this Note.

        The holder hereof shall be entitled to recover, and the undersigned agrees to pay when incurred, all costs and expenses of collection of this Note, including without limitation, reasonable attorneys' fees.

        This Note shall be governed by, and construed, enforced and interpreted in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.


                                            COVALENT PARTNERS, LLC



                                            By: /s/ Michael D. Chermak
                                               ---------------------------------
                                            Name: Michael D. Chermak
                                                 -------------------------------
                                            Title: Managing Member
                                                  ------------------------------

Acknowledged and Agreed:


/s/ Richard D. Propper
--------------------------------
Richard D. Propper



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